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                     June 10, 2024

       Joseph Brinkman
       Vice President and Chief Financial Officer
       Chart Industries, Inc.
       220 Airport Industrial Drive
       Suite 100
       Ball Ground, GA 30107

                                                        Re: Chart Industries,
Inc.
                                                            Form 10-K for
Fiscal Year December 31, 2023
                                                            File No. 001-11442

       Dear Joseph Brinkman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing